Mail Stop 4561
      August 4, 2005

Terence D. McNally
Chief Financial Officer
CRT Properties, Inc.
225 NE Mizner Blvd., Suite 200
Boca Raton, FL 33432

	Re:	CRT Properties, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-09997

Dear Mr. Martin:

      We have reviewed your filings and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies and Estimates, page 43

Cost of Real Estate Acquired, page 45

1. We note you present the amounts allocated to above or below market leases on a net basis in other assets on the balance sheet. Please tell us the amounts assigned to the above and below market leases and explain to us why these amounts are not presented separately on the balance sheet. Refer to Fin 39.




2. You state that above and below market leases are amortized to rental income over the average remaining term of the respective leases. Tell us if any below market leases contain fixed rate renewals and if so, clarify why the below market lease value is not amortized over the remaining lease term plus the fixed rate renewal periods.

Note 2 - Transactions with Related Parties, page 50

3. Please tell us how you accounted for the shares purchased by the related parties for non-recourse and limited recourse notes and the amount of expense that was recognized. Clarify whether you accounted for these issuances under variable plan accounting and if not, tell us the basis for that determination.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3498 if you have questions.
      			Sincerely,


      Linda Van Doorn
Senior Assistant Chief Accountant





Mr. Terence D. McNally
CRT Properties, Inc.
August 4, 2005
Page 1